SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)1


                           Gemplus International S.A.
                           --------------------------
                                (Name of Issuer)

                          Ordinary Shares, no par value
                          -----------------------------
                         (Title of Class of Securities)

                                  LU012170629-4
                                  -------------
                                  (ISIN Number)

                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No. LU012170629-4                13G                     Page 2 of 19 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG Giant, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5.   SOLE VOTING POWER

                                76,074,300  (See Item 4(c))
        NUMBER OF
         SHARES            6.   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH
        REPORTING          7.   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  76,074,300  (See Item 4(c))

                           8.   SHARED DISPOSITIVE POWER

                                0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,074,300  (See Item 4(a))


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.87% (1)

12.  TYPE OF REPORTING PERSON*

     Limited Liability Company



                      SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Based on the total outstanding shares of Stock of 640,926,447 as of September 30, 2001

ISIN No. LU012170629-4                13G                     Page 3 of 19 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG Parallel III, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5.   SOLE VOTING POWER

                                76,074,300  (See Item 4(c))
        NUMBER OF
         SHARES            6.   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                - 0 -
          EACH
        REPORTING          7.   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  76,074,300  (See Item 4(c))

                           8.   SHARED DISPOSITIVE POWER

                                - 0 -

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,074,300  (See Item 4(a))

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.87% (1)

12.  TYPE OF REPORTING PERSON*

     PN

(1) Based on the total outstanding shares of Stock of 640,926,447 as of September 30, 2001

ISIN No. LU012170629-4                13G                     Page 4 of 19 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG Partners III, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5.   SOLE VOTING POWER

                                59,350,150  (See Item 4(c))
        NUMBER OF
         SHARES            6.   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                - 0 -
          EACH
        REPORTING          7.   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  59,350,150  (See Item 4(c))

                           8.   SHARED DISPOSITIVE POWER

                                - 0 -

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     59,350,150 (See Item 4(a))


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.27% (1)

12.  TYPE OF REPORTING PERSON*

     PN

(1) Based on the total outstanding shares of Stock of 640,926,447 as of September 30, 2001

ISIN No. LU012170629-4                13G                     Page 5 of 19 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG GenPar III, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5.   SOLE VOTING POWER

                                135,424,450  (See Item 4(c))
        NUMBER OF
         SHARES            6.   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                - 0 -
          EACH
        REPORTING          7.   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  135,424,450  (See Item 4(c))

                           8.   SHARED DISPOSITIVE POWER

                                - 0 -

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     135,424,450  (See Item 4(a))

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     21.13% (1)

12.  TYPE OF REPORTING PERSON*

     PN

(1) Based on the total outstanding shares of Stock of 640,926,447 as of September 30, 2001

ISIN No. LU012170629-4                13G                     Page 6 of 19 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG Advisors III, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5.   SOLE VOTING POWER

                                135,424,450  (See Item 4(c))
        NUMBER OF
         SHARES            6.   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                - 0 -
          EACH
        REPORTING          7.   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  135,424,450  (See Item 4(c))

                           8.   SHARED DISPOSITIVE POWER

                                - 0 -

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     135,424,450  (See Item 4(a))

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     21.13% (1)

12.  TYPE OF REPORTING PERSON*

     CO

(1) Based on the total outstanding shares of Stock of 640,926,447 as of September 30, 2001

ISIN No. LU012170629-4                13G                     Page 7 of 19 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     T3 Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5.   SOLE VOTING POWER

                                23,881,150  (See Item 4(c))
        NUMBER OF
         SHARES            6.   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                - 0 -
          EACH
        REPORTING          7.   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  23,881,150  (See Item 4(c))

                           8.   SHARED DISPOSITIVE POWER

                                - 0 -

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,881,150  (See Item 4(a))

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.72% (1)

12.  TYPE OF REPORTING PERSON*

     PN

(1) Based on the total outstanding shares of Stock of 640,926,447 as of September 30, 2001

ISIN No. LU012170629-4                13G                     Page 8 of 19 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     T3 GenPar, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5.   SOLE VOTING POWER

                                23,881,150  (See Item 4(c))

        NUMBER OF          6.   SHARED VOTING POWER
         SHARES
      BENEFICIALLY              - 0 -
        OWNED BY
          EACH             7.   SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                 23,881,150  (See Item 4(c))
          WITH
                           8.   SHARED DISPOSITIVE POWER

                                - 0 -

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,881,150  (See Item 4(a))


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.72% (1)

12.  TYPE OF REPORTING PERSON*

     PN

(1) Based on the total outstanding shares of Stock of 640,926,447 as of September 30, 2001

ISIN No. LU012170629-4                13G                     Page 9 of 19 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     T3 Advisors, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5.   SOLE VOTING POWER

                                23,881,150  (See Item 4(c))
        NUMBER OF
         SHARES            6.   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                - 0 -
          EACH
        REPORTING          7.   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  23,881,150  (See Item 4(c))

                           8.   SHARED DISPOSITIVE POWER

                                - 0 -

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,881,150  (See Item 4(a))

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.72% (1)

12.  TYPE OF REPORTING PERSON*

     CO

(1) Based on the total outstanding shares of Stock of 640,926,447 as of September 30, 2001

Item 1(a).    Name of Issuer:

              Gemplus International S.A.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              Gemplus International S.A.
              Aerogolf Center
              1-Hohenhof
              L-2633 Senningerberg
              Grand Duchy of Luxembourg

Item 2(a).    Names of Person Filing:

              Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of TPG Giant, L.L.C., a Delaware limited liability company ("TPG Giant"), TPG Parallel III, L.P., a Delaware limited partnership ("TPG Parallel III"), TPG Partners III, L.P., a Delaware limited partnership ("TPG Partners III"), TPG GenPar III, L.P., a Delaware limited partnership ("TPG GenPar III"), TPG Advisors III, Inc., a Delaware corporation, ("TPG Advisors III"), T3 Partners, L.P., a Delaware limited partnership ("T3 Partners"), T3 GenPar, L.P., a Delaware limited partnership ("T3 GenPar"), and T3 Advisors, Inc., a Delaware corporation ("T3 Advisors") (collectively the "Item 2 Persons"). The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists. A copy of the Joint Filing Agreement of the Item 2 Persons is attached hereto as Exhibit 1.

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              The address of the principal business office of all of the Item 2 Persons is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Item 2(c).    Citizenship:

              Delaware is the jurisdiction of formation for all of the Item 2 Persons.

Item 2(d).    Title of Class of Securities:

              Ordinary Shares, no par value ("the Stock").

Item 2(e).    ISIN Number:

              The ISIN number for the Ordinary Shares is LU012170629-4.

              The Ordinary Shares are also sold in the form of American Depositary Shares ("ADSs"), each ADS representing two Ordinary Shares. The ADSs are evidenced by American Depositary Receipts, which are traded on the Nasdaq National Market of the Nasdaq Stock Market, Inc. and have a CUSIP Number of 36866Y102.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

              (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

              (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

              (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

              (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

              (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

              (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

              (a) -(b)

              TPG Giant. Because of its direct ownership of 76,074,300 shares of the Stock, TPG Giant may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 76,074,300 shares of the Stock, which constitutes approximately 11.87% of the outstanding shares of the Stock.

              TPG Parallel III. Because of its position as manager of TPG Giant, TPG Parallel III may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of all 76,074,300 shares of the Stock held directly by TPG Giant, which constitutes approximately 11.87% of the outstanding shares of the Stock.

              TPG Partners III. Because of its direct ownership of 59,350,150 shares of the Stock, TPG Partners III may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 59,350,150 shares of the Stock, which constitutes approximately 9.27% of the outstanding shares of the Stock.

              TPG GenPar III and TPG Advisors III. Because of TPG GenPar III's position as sole general partner of both TPG Partners III and TPG Parallel III, and because of TPG Advisors III's position as sole general partner of TPG GenPar III, both TPG GenPar III and TPG Advisors III may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owners of 135,424,450 shares of the Stock, of which 76,074,300 shares are held directly by TPG Giant and 59,350,150 shares are held directly by TPG Partners III. The 135,424,450 shares constitute approximately 21.13% of the outstanding shares of the Stock.

              T3 Partners. Because of its direct ownership of 23,881,150 shares of the Stock, T3 Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 23,881,150 shares of the Stock, which constitutes approximately 3.72% of the outstanding shares of the Stock.

              T3 GenPar and T3 Advisors. Because of T3 GenPar's position as sole general partner of T3 Partners, and because of T3 Advisors' position as sole general partner of T3 GenPar, both T3 GenPar and T3 Advisors may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owners of all 23,881,150 shares of Stock held directly by T3 Partners, which constitutes approximately 3.72% of the outstanding shares of the Stock.

              (c)

              TPG Giant. Acting through its manager, TPG Parallel III, TPG Giant has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 76,074,300 shares of the Stock.

              TPG Parallel III. In its capacity as the manager of TPG Giant, TPG Parallel III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 76,074,300 shares of the Stock.

              TPG Partners III. Acting through its general partner, TPG GenPar III, TPG Partners III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 59,350,150 shares of the Stock.

              TPG GenPar III and TPG Advisors III. In its capacity as sole general partner of both TPG Partners III and TPG Parallel III, TPG GenPar III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 135,424,450 shares of the Stock. In its capacity as the sole general partner of TPG GenPar III, TPG Advisors III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 135,424,450 shares of the Stock.

              T3 Partners. Acting through its general partner, T3 GenPar, T3 Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 23,881,150 shares of the Stock.

              T3 GenPar and T3 Advisors. In its capacity as sole general partner of T3 Partners, T3 GenPar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 23,881,150 shares of the Stock. In its capacity as sole general partner of T3 GenPar, T3 Advisors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 23,881,150 shares of the Stock.

              David Bonderman, James G. Coulter and William S. Price, III (the "Shareholders") are officers, directors and sole shareholders of each of TPG Advisors III and T3 Advisors, and therefore may be deemed to beneficially own the Stock owned by TPG Advisors III and T3 Advisors. Each Shareholder disclaims beneficial ownership of such Stock in excess of the greater of his direct or indirect pecuniary interest in such Stock.

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Pursuant to an agreement dated as of December 28, 2001 between the
Item 2 Persons and Giant Partners III Limited, a British Virgin Islands Limited Company ("Giant Partners"), Giant Partners is entitled to receive a portion of the net gain realized by the Item 2 Persons in connection with the payment of dividends, interest or other distributions, or disposition of the shares of the Stock covered by this Schedule 13G. Giant Partners has no right to direct the voting or disposition of such shares.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not Applicable.

Item 8.       Identification and Classification of Members of the Group.

              This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(d) and 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that a "group" within the meaning of Section 13(d)(3) of the Act exists.

Item 9.       Notice of Dissolution of Group.

              Not Applicable.

Item 10.      Certification.

              Not applicable.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002


                                               TPG Giant, L.L.C.


                                               By: /s/ Richard A. Ekleberry
                                                   -----------------------------
                                               Name:  Richard A. Ekleberry
                                               Title: Vice President

                                               TPG Parallel III, L.P.
                                               By:  TPG GenPar III, L.P.
                                               By:  TPG Advisors III, Inc.


                                               By: /s/ Richard A. Ekleberry
                                                   -----------------------------
                                               Name:  Richard A. Ekleberry
                                               Title: Vice President

                                               TPG Partners III, L.P.
                                               By:  TPG GenPar III, L.P.
                                               By:  TPG Advisors III, Inc.


                                               By: /s/ Richard A. Ekleberry
                                                   -----------------------------
                                               Name:  Richard A. Ekleberry
                                               Title: Vice President

                                               TPG GenPar III, L.P.
                                               By:  TPG Advisors III, Inc.


                                               By: /s/ Richard A. Ekleberry
                                                   -----------------------------
                                               Name:  Richard A. Ekleberry
                                               Title: Vice President



                                               TPG Advisors III, Inc.


                                               By: /s/ Richard A. Ekleberry
                                                   -----------------------------
                                               Name:  Richard A. Ekleberry
                                               Title: Vice President

                                               T3 Partners, L.P.
                                               By:  T3 GenPar, L.P.
                                               By:  T3 Advisors, Inc.


                                               By: /s/ Richard A. Ekleberry
                                                   -----------------------------
                                               Name:  Richard A. Ekleberry
                                               Title: Vice President

                                               T3 GenPar, L.P.
                                               By:  T3 Advisors, Inc.


                                               By: /s/ Richard A. Ekleberry
                                                   -----------------------------
                                               Name:  Richard A. Ekleberry
                                               Title: Vice President

                                               T3 Advisors, Inc.


                                               By: /s/ Richard A. Ekleberry
                                                   -----------------------------
                                               Name:  Richard A. Ekleberry
                                               Title: Vice President